SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

JOS. A. BANK CLOTHIERS, INC.

(Name of Subject Company)

JOS. A. BANK CLOTHIERS, INC.
(Name of Person(s) Filing Statement)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

480838101

(CUSIP Number of Class of Securities)

Charles D. Frazer

Senior Vice President – General Counsel

500 Hanover Pike

Hampstead, Maryland 21074

(410) 239-5730

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Paul T. Schnell, Esq. Jeremy D. London, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 4 Times Square New York, New York 10036 (212) 735-3000	Jim J. Shoemake, Esq. Guilfoil Petzall & Shoemake, L.L.C. 100 South Fourth Street, Suite 500 St. Louis, Missouri 63102 (314) 266-3014

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 to Schedule 14D-9 amends and supplements the Schedule 14D-9, originally filed by Jos. A. Bank Clothiers, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on January 17, 2014, as amended on January 29, 2014, January 31, 2014, February 3, 2014 and February 5, 2014 (the “Schedule 14D-9”), relating to the tender offer commenced by Java Corp. (the “Offeror”), a Delaware corporation and wholly owned subsidiary of The Men’s Wearhouse, a Texas corporation (“MW”), to acquire all outstanding shares of common stock, par value $0.01 per share, of the Company (the “Shares”) at a purchase price of $57.50 per share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 6, 2014 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Except as otherwise noted below, no changes are being made to the Schedule 14D-9.

Item 8. Additional Information

Item 8 is hereby amended and supplemented as set forth below.

The final sentence of the fifth paragraph on page 24 in the section entitled “United States Antitrust Clearance” is hereby amended and restated to read in its entirety as follows:

“On January 23, 2014, the Company submitted a responsive Notification and Report Form with the FTC and the DOJ.”

The sixth and seventh paragraphs on page 24 in the section entitled “United States Antitrust Clearance” are hereby amended by deleting both paragraphs in their entirety and replacing them with the following:

“On February 12, 2014, the Company received a Civil Investigative Demand and a Subpoena Duces Tecum from the FTC seeking additional information regarding the Company’s operations and detailed information on competitive dynamics in the markets in which it competes with MW. The Company understands that MW received on January 28, 2014 a Request for Additional Information and Documentary Material (a “Second Request”) from the FTC relating to the Offer. The effect of the Second Request is to extend the waiting period imposed by the HSR Act until 11:59 p.m., New York City time, 10 calendar days after MW’s substantial compliance with its Second Request, unless terminated earlier by the FTC. Thereafter, the transaction only can be further delayed by court order or agreement of MW and the FTC.”

The final sentence of the eighth paragraph on page 24 in the section entitled “United States Antitrust Clearance” is hereby amended and restated to read in its entirety as follows:

“As a result of the Second Request, the Offer may, but need not, be extended.”

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

JOS. A. BANK CLOTHIERS, INC.

By:	/s/ Charles D. Frazer
Name: Charles D. Frazer Title: Senior Vice President – General Counsel

Dated: February 13, 2014

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